Exhibit 12.01
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,					Quarter Ended January 31,
	(in thousands, except ratio)					(in thousands, except ratio)
	2001	2002	2003	2004	2005	2006
Pre-tax loss from continuing operations	$(1,706,729)	$(1,486,764)	$(385,261)	$(788,343)	$(434,379)	$(5,992)
Fixed Charges:
Interest expense	30,591	45,339	36,331	26,813	25,430	6,053
Portion of rental expense representative of interest factor	6,435	8,154	5,468	5,376	3,828	849
Total Fixed Charges	37,026	53,493	41,799	32,189	29,258	6,902
Pre-tax loss from continuing operations plus fixed charges	(1,669,703)	(1,433,271)	(343,462)	(756,154)	(405,121)	910
Ratio of earnings to fixed charges	—	—	—	—	—	—
Earning deficiency	$1,706,729	$1,486,764	$385,261	$788,343	$434,379	$5,992
     For the years ended October 31, 2001, 2002, 2003, 2004 and 2005, and the fiscal quarter ended January 31, 2006, earnings are inadequate to cover fixed charges and the dollar amount of coverage deficiency is disclosed in the above table, in thousands.
     These computations include Ciena Corporation and its consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes, plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense under operating leases that Ciena Corporation deems to be representative of the interest factor.